NewAlliance Bancshares

Barclays Capital Global
Financial Services Conference
September 16, 2009

Disclaimer & Forward-Looking Statements

Statements in this document and presented orally at the conference, if any, concerning future results, performance, expectations or intentions are forward-looking statements. Actual results, performance or developments may differ materially from forward-looking statements as a result of known or unknown risks, uncertainties and other factors, including those identified from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications. Actual results also may differ based on the Company's ability to successfully maintain and integrate customers from acquisitions.

The Company intends any forward-looking statements to be covered by the Litigation Reform Act of 1995 and is including this statement for purposes of said safe harbor provisions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except as required by applicable law or regulation, the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date as of which such statements are made.

The Company's capital strategy includes deployment of excess capital through acquisitions. The Company's results reported above reflect the impact of acquisitions completed within the periods reported. Past and future acquisitions are expected to continue to impact the Company's results in future periods.

Discussion Topics

- Company Profile and Business Focus
- Key 2009 Business Priorities
- Highlights of Second Quarter 2009
- Credit Quality
- Organizational Strengths

NewAlliance Bank Executive Management Team

Name	Title	Years in Industry	Prior Experience
Peyton R. Patterson	Chairman & Chief Executive Officer	27	Dime Bancorp (NY) Chemical Bank/Chase Manhattan (NY) CoreStates Financial Corp. (PA)
C. Gene Kirby	President	24	SunTrust Bank (GA)
Gail E.D. Brathwaite	Executive Vice President & Chief Operating Officer	30	Dime Bancorp (NY)
Donald T. Chaffee	Acting Chief Financial Officer and Executive Vice President & Chief Credit Officer	37	Dime Bancorp (NY) Chase Manhattan Bank (NY)
Mark Gibson	Executive Vice President Chief Marketing Officer	25	BBVA/Compass Bank (AL) John Ryan Company (CT)
Koon-Ping Chan	Executive Vice President & Chief Risk Officer	31	Dime Bancorp (NY) Chase Manhattan Bank (NY)

Company Profile & Organizational Strengths

NewAlliance is a regional community bank with a significant southern New England presence.

- Top New England community bank
  - 87 branches in Connecticut and Massachusetts
  - #4 bank headquartered in New England with $8.6bn in assets
- Strong credit quality driven by strong underwriting standards and risk management focus
  - NPLs / Loans of 1.13%
- Robust capital levels with no participation in TARP
  - 10.49% tangible common equity ratio
  - 19.43% Tier 1 risk based ratio

Company Profile & Organizational Strengths
(continued)

- Strong balance sheet growth driven by sales culture and acquisitions
  - 14.4% asset growth CAGR since April 1, 2004
  - 7.0% deposit growth CAGR since April 1, 2004
  - Successful acquisition history
- Strong financial performance with levers to enhance earnings power

The NewAlliance Franchise


Boston
New York City

Credit Quality Trends – NAL vs. Peers

Delinquency Rates (30 day +)*



June 30, 2009
All National 6.24%
All CT 3.11%
All MA 2.29%
NewAlliance 1.49%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
03/31/02
06/30/02
09/30/02
12/31/02
03/31/03
06/30/03
09/30/03
12/31/03
03/31/04
06/30/04
09/30/04
12/31/04
03/31/05
06/30/05
09/30/05
12/31/05
03/31/06
06/30/06
09/30/06
12/31/06
03/31/07
06/30/07
09/30/07
12/31/07
03/31/08
06/30/08
09/30/08
12/31/08
03/31/09
06/30/09

***Total loans & leases**

NewAlliance History

Key Acquisitions (Dollars in Millions)

Announced Date	Target	Company Type	Key Markets[1]	Deal Value	Total Assets
18-Jul-2006	Westbank Corporation	Bank	Springfield, MA Willimantic, CT Worcester, MA	$117	$717
12-Apr-2005	Cornerstone Bancorp	Bank	Bridgeport-Norwalk-Stamford, CT New Haven-Milford, CT	48	211
08-Mar-2005	Trust Company of Connecticut	Trust Company	Hartford, CT Willimantic, CT New Haven-Milford, CT	19	6
15-Jul-2003	Alliance Bancorp of New England	Thrift	Hartford, CT New Haven-Milford, CT	77	428
15-Jul-2003	Connecticut Bancshares	Thrift	Hartford, CT Willimantic, CT	611	2,542

[1] Based on the target's top MSAs by deposit market share at the time of the transaction.

Key 2009 Business Priorities

NewAlliance entered 2009 with a strong balance sheet and healthy capital levels. This placed us at a competitive advantage to grow the franchise and to focus on the core earnings of the company.

Priorities:

1. Strengthen the margin
2. Build “core” fee income momentum
3. Maintain flat expenses
4. Aggressively manage credit quality
5. Seize opportunities to grow the franchise

Consolidated Statements of Income

(Dollars in millions, unaudited)	Three Months Ended June 30, 2009	Three Months Ended March 31, 2009	Three Months Ended June 30, 2008
Interest and dividend income	$ 94.1	$ 94.8	$ 99.2
Interest expense	44.2	46.8	50.9
Net interest income before provision	49.9	48.0	48.3
Provision	5.0	4.1	3.7
Net interest income after provision	44.9	43.9	44.6
Total non-interest income	15.3	14.3	14.5
Total non-interest expense	44.4	40.4	41.3
Income before income taxes	15.8	17.8	17.8
Income tax provision	5.7	6.2	6.0
Net income	$ 10.1	$ 11.6	$ 11.8
Basic and Diluted EPS	0.10*	0.12	0.12
Net interest margin	2.63%	2.58%	2.67%

*Pro forma EPS exclusive of the FDIC special assessment of $4.0 million, net of tax of $2.6 million, was $0.13.

Highlights of Second Quarter 2009

Priority #1

Strengthen the Margin

Performance Against Goals – Linked Quarter Basis

- Loan originations of $404 million, up $7.5 million (+1.9%)
- Total deposits of $4.9 billion, up $200.3 million (+4.3%)
- Core deposits of $3.3 billion, up $363.7 million (+12.2%); represents 68.8% of total deposits
- Cost of deposits down 27 bps from end of March
- Reduced wholesale borrowings by $110 million
- Net Interest Margin is 2.63%, up 5 bp
- Loan to deposit ratio improved from 105.8% to 99.8%

Quarterly Loan Originations



$ in Millions
500
400
300
200
100
0
494
300
59
28
107
290
153
29
34
74
296
139
36
44
77
217
85
37
39
56
396
288
29
13
66
404
292
30
10
72
03/08
06/08
09/08
12/08
03/09
06/09
Residential Originations
C&I Originations
CRE Originations
Consumer Originations

➢Up 1.9% from 1Q '09

Quarter End Loan Balances


➤Down 1.6% from 1Q '09
$ in Millions
6,000
5,000
4,000
3,000
2,000
1,000
0
4,759
4,949
4,953
4,963
4,933
4,851
455
473
460
459
442
436
1,198
1,214
1,206
1,221
1,218
1196
692
709
730
737
740
738
2,414
2,553
2,557
2,546
2,533
2481
03/08
06/08
09/08
12/08
03/09
06/09
C&I
Commercial Mortgages
Consumer
Residential

Quarter End Deposit Balances

➤Up 4.3% from 1Q '09


6,000
5,000
4,000
3,000
2,000
1,000
0
$ in Millions
4,258
4,331
4,407
4,448
4,662
4,863
484
501
498
495
494
524
406
392
356
369
360
390
495
427
345
347
477
521
1,127
1,349
1,403
1,463
1,652
1,913
1,746
1,662
1,805
1,774
1,679
1,515
03/08
06/08
09/08
12/08
03/09
06/09
Non-Interest Checking
Checking with Interest
Money Market
Savings
Time

Deposit Pricing Trends

Weighted average cost of total deposits for the month



3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.68%
2.29%
2.22%
2.24%
1.97%
1.70%
1.54%
03/08
06/08
09/08
12/08
3/09
6/09
8/09

Highlights of Second Quarter 2009

Priority #2

Build "Core" Fee Income

Performance Against Goals – Linked Quarter Basis

- Overall non-interest income was up $1.0 million (+7.2%)
- Depositor service charges up $1.0 million (+16.8)
- Originating fixed rate mortgage loans for sale generated $1.5 million vs. $2.0 million
- Trust fees were $1.4 million, up 11%

Highlights of Second Quarter 2009

Priority #3

Aggressively Manage Credit Quality

Performance Against Goals

- Total delinquencies – 1.51%; down from May
- NPL's -- 1.13%; rate of increase declined from 31% to 9%
- Net charge-offs -- 34 bp
- Loan loss provision of $5.0 million; reserve of $51.5 million
- Reserve grows from 1.02% to 1.06% of loans

Highlights of Second Quarter 2009

Priority #4

Maintain Flat Expenses

Performance Against Goals

- Total non-interest expense, excluding the FDIC special assessment of $4.0 million, was flat from 1Q'09 and was $1.0 million lower than 2Q'08
- Continue to execute on process improvements
- Remain committed to year end guidance of flat expenses, excluding FDIC special assessment

Highlights of Second Quarter 2009

Priority #5

Seize Opportunities to Grow the Franchise

Performance Against Goals

- Core deposits grew by $678 million, up 25% since June ‘08
- Total Assets increased to $8.6 billion
- Capital remains strong
  - 10.49% tangible common equity ratio
  - 19.43% Tier 1 risk based ratio
- Poised to do attractive M & A transactions

Highlights of Second Quarter 2009

Priority #5 (continued)

Seize Opportunities to Grow the Franchise

Performance Against Goals

- M & A strategy will focus on:
  - FDIC assisted transactions
  - “Healthy bank” transactions
  - Branch divestitures

Last Twelve Months Stock Price Performance
August 31, 2009

- NAL outperformed:
  - SNL Thrift by 21%
  - SNL Bank by 13%



Percent
40
20
0
-20
-40
-60
-80
9/2/2008
10/5/2008
11/7/2008
12/10/2008
1/12/2009
2/14/2009
3/19/2009
4/21/2009
5/24/2009
6/26/2009
7/29/2009
8/31/2009
NAL
SNL Thrift
SNL Bank

Balance Sheet and Credit Quality

Balance Sheet

Dollars in millions	June 30, 2009	March 31, 2009	June 30, 2008
Assets			
Cash	85.1	137.4	112.3
Investments	2,641.5	2,478.0	2,251.8
Loans held for sale	54.5	20.4	3.4
Loans, net	4,800.0	4,882.1	4,901.7
FHLB stock	120.8	120.8	120.8
BOLI	138.4	137.5	134.9
Goodwill & intangibles	566.8	568.9	576.2
Other	117.0	95.1	100.3
Total Assets	8,581.4	8,498.6	8,262.3
Liabilities			
Deposits	4,862.5	4,662.2	4,331.0
Borrowings	2,212.6	2,341.7	2,454.6
Other	99.1	100.5	69.5
Total Liabilities	7,174.2	7,104.4	6,855.1
Shareholders' equity	1,407.2	1,394.2	1,407.1
Total Liabilities & shareholders' equity	8,581.4	8,498.6	8,262.3
TCE/TA	10.49%	10.41%	10.81%
TIER 1 RBC	19.43%	18.9%	18.7%
TCE/RWA	18.8%	18.1%	18.3%

Residential Portfolio Snapshot
June 30, 2009

Total portfolio:	$2.5 billion
Percent of total loans:	51%

Total delinquencies	1.52%
Net credit losses	0.14%
Updated FICO	748
Updated LTV	61%



6%
2%
2%
1%
89%
Owner-Single-Family
Owner-Condo
Owner-Multi-Family
Non-Owner-Occupied
Second-Home

Residential Portfolio FICO Score Distribution

June 30, 2009


25%
20%
15%
10%
5%
0%
8%
8%
84%
< 600
600-619
620-639
640-659
660-679
680-699
700-719
720-739
740-759
760-779
780-799
> 800

	< 600	600-619	620-639	640-659	660-679	680-699	700-719	720-739	740-759	760-779	780-799	> 800
BAL %	4.17%	1.01%	1.14%	1.98%	3.03%	5.23%	6.94%	9.21%	11.68%	16.69%	21.22%	17.71%
DEL %	24.53%	9.32%	8.40%	1.11%	1.43%	0.84%	0.34%	0.47%	0.54%	0.05%	0.27%	0.10%

FICO scores updated quarterly

Residential Mortgage FICO/LTV/Volume Matrix

June 30, 2009



Volume
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
800 Plus
780-799
760-779
740-759
720-739
700-719
680-699
660-679
640-659
620-639
600-619
575-599
550-574
500-549
000-500
FICO
a. <50%
c. 60%-69%
e. 80%-89%
g. 95%+
LTV
1.81%

- Majority of loans have both high FICO scores and low LTVs
- Only 1.81% of Mortgages are designated high risk ($44 million)

Home Equity Portfolio Snapshot

June 30, 2009

Total portfolio:	$719 million
Percent of total loans:	15%

Total delinquencies	0.57%
Net credit losses	0.08%
Updated FICO	747
Updated CLTV	66%
Line utilization	47%


45%
55%
HELOAN
HELOC

Total CRE Portfolio Snapshot

June 30, 2009

Total portfolio:	$1.2 billion
Percent of total loans:	25%


8%
3%
89%
Permanent CRE
Construction to Permanent
Residential Development

Construction to Perm Portfolio Snapshot

June 30, 2009

Total portfolio:	$94.5 million
Percent of total loans:	2%

Non-performing loans	0.00%
Net credit losses	0.00%



14%
1%
4%
1%
1%
25%
54%
MIXED USE
UNIVERSITIES / COLLEGES
APARTMENTS
MEDICAL
INDUSTRIAL / WAREHOUSE
RETAIL
OFFICE

Permanent CRE Portfolio Snapshot

June 30, 2009

Balanced distribution of risk

- Total delinquencies 1.24%
- Non-performing loans 1.02%
- Net credit losses 0.56%



13%
8%
22%
12%
11%
18%
16%
Retail
Office
Industrial / Warehouse
Mixed Use*
Apartments
Medical
All Others

NewAlliance Bancshares

Residential Development Portfolio Snapshot

June 30, 2009

Total portfolio:	$36.6 million
Percent of total loans:	0.75%

Total delinquencies	12.64%
Net credit losses	2.89%
Total condo portfolio	$14.9 million
Total NPLs for condo portfolio	$3.6 million



3%
9%
24%
33%
17%
14%
SINGLE FAMILY RESIDENTIAL
RESIDENTIAL SUBDIVISION
LAND
CONDO NON AGE RESTRICTED
CONDO AGE RESTRICTED
ALL OTHERS

C&I Portfolio Snapshot

June 30, 2009

Total portfolio:	$436 Million
Percent of total loans:	9%

Total delinquencies	3.03%
Net credit losses	1.16%



4%
2%
4%
<1%
57%
33%
C & I Term non-SBA
SBA
CML Leases
SBA Certificates
Cash Reserve Loans
Revolving non-SBA

NewAlliance Bancshares

C&I Portfolio Snapshot

June 30, 2009



CML By NAICS Code
% of Total Exposure
50%
40%
30%
20%
10%
0%
Manufacturing
Construction
Real Estate, Rental & Leasing
Wholesale Trade
Other Services
Condominium Associations
Health Care & Social Assistance
Retail Trade
Professional, Scientific & Technical Srvcs
Transportation & Warehouse
Administrative,Support&Waste Mgmt
Finance & Insurance
Educational Services
Arts, Entertainment & Recreation
Accommodation & Food Services
Other

Quarterly Net Charge-offs by Category

June 30, 2009

Dollars in thousands	Portfolio size	Net Charge-offs	%
Residential Mortgages	2,481,352	887	.14
Consumer Loans	738,541	227	.12
C&I	435,556	1,262	1.16
Commercial Real Estate (Permanent)	1,064,973	1,493	.56
Commercial Construction	94,470	0	.00
Residential Development	36,567	264	2.89
Total	**4,851,458**	**4,133**	**.34**

Investment Portfolio

June 30, 2009

Total Fixed Income Portfolio:	$2.65 billion
Trust Preferred	
Book:	$49.33 mm
Market:	$29.98 mm
Private MBS	
Book:	$27.82 mm
Market:	$22.99 mm



93.03%
5.27%
0.26%
0.26%
0.15%
0.53%
0.50%
Treasury/Agency
AAA
AA
A
Less than A
Split Ratings
Not Rated

Gap Report

June 30, 2009

Dollars in Thousands

	Jun-09		< 3 Months		3 - 12 Months		< 1 Year Gap	
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
Assets:								
Cash and Due From Banks	85,070	-	-	-	-	-	-	-
Short Term Investments	101,850	0.51	101,850	0.51	-	-	101,850	0.51
Long Term Investments	2,660,425	4.30	470,479	3.06	777,143	4.61	1,247,623	4.03
Total Investments:	**2,762,275**	**4.16**	**572,329**	**2.61**	**777,143**	**4.61**	**1,349,473**	**3.76**
Loans - Adjustable and Variable	3,021,540	5.24	784,289	4.26	556,795	5.46	1,341,084	4.76
Loans - Fixed	1,826,051	5.74	182,195	5.57	340,105	5.81	522,300	5.73
Total Loans:	**4,847,592**	**5.43**	**966,483**	**4.50**	**896,901**	**5.60**	**1,863,384**	**5.03**
Nonaccrual Loans	55,770	-	-	-	-	-	-	-
Other Assets	828,408	-	-	-	-	-	-	-
Total Assets	**8,579,114**	**4.41**	**1,538,813**	**3.80**	**1,674,044**	**5.14**	**3,212,857**	**4.50**
Liabilities:								
Certificates of Deposit	1,515,322	2.87	262,568	2.31	848,202	2.87	1,110,770	2.74
Core Accounts	3,367,173	1.13	116,062	1.19	871,185	1.41	987,247	1.38
Total Deposits:	**4,882,495**	**1.67**	**378,630**	**1.97**	**1,719,387**	**2.13**	**2,098,017**	**2.10**
Borrowed Money	2,212,609	4.16	266,419	3.18	544,567	4.48	810,985	4.05
Other Liabilities	76,762	-	-	-	-	-	-	-
Total Liabilities	**7,171,866**	**2.42**	**645,049**	**2.47**	**2,263,953**	**2.70**	**2,909,002**	**2.65**
Capital:	1,407,248	-	-	-	-	-	-	-
Total Liabilities & Equity	**8,579,114**	**2.02**	**645,049**	**2.47**	**2,263,953**	**2.70**	**2,909,002**	**2.65**
Total Rate Sensitive Assets:	7,560,558	5.00	1,538,813	3.80	1,674,044	5.14	3,212,857	4.50
Total Rate Sensitive Liabilities:	6,551,497	2.65	645,049	2.47	2,263,953	2.70	2,909,002	2.65
Cumulative RSA/RSL:			2.39		1.10		1.10	
Period Gap:			893,764		(589,909)			
Cumulative Gap:			893,764		303,854		303,854	
Cumulative Gap/Total Assets:			**10.42%**		**3.54%**		**3.54%**	

Outlook for 2009

Key 2009 Business Priorities

Priorities:

1. Strengthen the margin
2. Build “core” fee income momentum
3. Maintain flat expenses
4. Aggressively manage credit quality
5. Seize opportunities to grow the franchise

Organizational Strengths

- Management depth
- Strong sales culture
- Risk management; Strong asset quality
- Regulatory compliance
- Disciplined acquirer and integrator
- Capital management

NewAlliance Bancshares